1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

FORWARD-LOOKING STATEMENTS
SUMMARY
REFERENCE
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.
     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our future business and management plan.
     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 10 of amendment no. 1 to our annual report on Form 20-F/A filed with the United States Securities and Exchange Commission on July 25, 2005. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

SUMMARY
     On November 8, 2005, SK Telecom Co, Ltd. (“SK Telecom”) resolved to purchase at the maximum 280 million shares of common stock of SLD Telecom Pte (“SLD”), an affiliate of SK Telecom in Vietnam, over a two-year period or until 2007. SK Telecom resolved to purchase SLD’s shares as an investment to ensure that SLD becomes one of the major players in Vietnam wireless telecommunications industry with subscribers of 4 million and a revenue of $350 million by 2008. SK Telecom plans to invest $100 million in 2006 and additional $180 million in 2007. However, the investment figures may vary depending on the investment made by other shareholders of SLD.
REFERENCE
     The reports filed with the Financial Supervisory Commission of Korea (the “FSC”) with regard to SK Telecom’s decision to purchase at the maximum 280 million shares of SLD’s common stock can be accessed on the FSC’s website at
     http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20051108000296&maximize=on and http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20051108800054&maximize=on.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: November 17, 2005

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